Exhibit 99.1

Skeena Welcomes Mr. Plaggemars to the Board of Directors; Announces Management Changes to Strengthen Leadership Team

Vancouver, BC (May 8, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) is pleased to announce the appointment of Mr. Hansjoerg Plaggemars as a director of the Company, effective immediately. Mr. Plaggemars has extensive experience on public company boards listed in London, Germany, and Australia, including those of the Deutsche Balaton group, a significant institutional shareholder of the Company. Mr. Plaggemars is a seasoned finance professional with extensive experience in structured debt finance, equity capital markets, including capital increases and decreases, reverse takeovers, and restructurings. He began his finance career at KPMG and has served as Chief Financial Officer in various industries, including software, retail, prefabricated housing, and e-commerce, for over 14 years. In 2014, he joined Deutsche Balaton AG and has been running his own consultancy firm, Value Consult, since 2017.

Walter Coles, Executive Chairman of Skeena, commented: “We are pleased to welcome Hansjoerg Plaggemars to our Board. His entrepreneurial insight and capital markets acumen will be a significant asset as we move forward.”

Senior Officers & Management Appointments

Skeena is pleased to announce the promotion of Nalaine Morin to Senior Vice President, Environment and Social Affairs. Ms. Morin has been instrumental in advancing the company's permitting process, including the recent submission of the Environmental Assessment Application and Major Mines Permit Application for the Eskay Creek project. Ms. Morin is a nationally recognized professional with extensive expertise in mining and environmental assessments and is highly respected for her efforts to build strong, respectful relationships that honor the role of Indigenous Nations in decision-making on Indigenous lands. Before joining Skeena, she served as the Lands Director for the Tahltan Central Government. Her leadership has earned her several prestigious awards, including the King Charles III Coronation Medallion, the 2021 Skookum Jim Award, and the 2018 Indigenous Trailblazer Award. Ms. Morin also serves on the board of BC Hydro and holds a Bachelor of Applied Science from the University of British Columbia and a Mechanical Engineering Technology Diploma from the British Columbia Institute of Technology.

Randy Reichert, Chief Executive Officer of Skeena, commented: “We are proud of the strong talent pool we have cultivated within our organization. I am particularly pleased to announce Nalaine Morin’s promotion to Senior Vice President, Environment and Social Affairs at Skeena. Her commitment to fostering respectful and collaborative relationships with Indigenous Nations has been instrumental to our success thus far.”

“We are also excited to welcome Andrew, Timothy, and Karen to our leadership team—each brings valuable expertise that marks an exciting new chapter for Skeena. With engineering progressing, permitting in motion, and early works planned for this year, we are assembling the right team to ensure the project is construction-ready by year-end.”

Skeena is pleased to provide the following Management appointments:

Andrew Osterloh as Vice President of Project Engineering and Construction – Mr. Osterloh is a professional engineer with over 25 years’ mining industry experience in process engineering, plant metallurgy and project management. Previously, Mr. Osterloh was at FPX Nickel since joining in June 2021, as SVP Projects & Operations. Formerly, he held project management roles at Fluor Canada and site operations positions at several notable mining projects, including Eskay Creek when it was operated by Barrick, and Huckleberry, operated by Imperial Metals.

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Timothy Sewell as Vice President of Health and Safety - Timothy Sewell is a distinguished Health, Safety, Environment, Security, Training (HSEST) and Risk Management Professional, recognized for his leadership, innovation, and analytical abilities. With extensive cross-commodity and cultural experience, he excels in providing vision, influence, reliability, and efficiency in the HSEST field. He has been acknowledged globally for his contributions in the HSEST field which includes the Canadian Institute of Mining’s John T. Ryan Regional Safety Award. Mr. Sewell has over 30 years’ experience in risk management, emergency response, regulatory and aviation compliance with a background in Environmental Science and Resource Management.

Karen Leven as Vice President of Environment and Regulatory Affairs- Karen Leven is a Canadian Certified Environmental Professional and brings 25 years of mining experience, specializing in environmental and regulatory management. She led Skeena’s team in the delivery of the Environmental Assessment and Major Mine permit applications since joining in early 2024. With in-depth knowledge of federal, provincial, and territorial regulatory frameworks, her expertise in environmental science and integrated planning supports her commitment to innovation and sustainability in the mining industry.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

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Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; the timing for and the Company's progress towards commencement of commercial production; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; the receipt and timing of the environmental assessment certificate,; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

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